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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On May 2, 2003, Bookham Technology plc filed a Block Listing Six Monthly Return on Schedule 5 with the UK Listing Authority for the period from November 3, 2002 to May 2, 2003 with respect to the 1995 and 1998 Employee Share Option Schemes and Warrants. A copy of this return is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits
99.1	Schedule 5, Block Listing Six Monthly Return for the period from November 3, 2002 to May 2, 2003, as filed with the UK Listing Authority.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: June 9, 2003	By:	/s/ GIORGIO ANANIA
Name: Giorgio Anania Title: Chief Executive Officer and President

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Schedule 5, Block Listing Six Monthly Return for the period from November 3, 2002 to May 2, 2003, as filed with the UK Listing Authority.	2

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INDEX TO EXHIBITS